SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 29)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,925,820[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,925,820[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,925,820[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 80.2%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 16,447,500 shares of Common Stock held directly by JuvVentures (UK) Limited, (ii) 572,417 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iii) 10,357,086 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note, (iv) 29,388,888 shares of Common Stock held directly by JuvVentures (UK) Limited that may be issued upon conversion of 211,600 shares of Series A Preferred Stock, (v) 20,611,111 shares of Common Stock held directly by JuvVentures (UK) Limited that may be issued upon conversion of 148,400 shares of Series B Preferred Stock and (vi) 9,548,818 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on January 2, 2024 (capitalized terms are defined below).

1.	NAME OF REPORTING PERSON JuvVentures (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,447,499
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,447,499
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,447,499
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 75.6%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023, Amendment No. 22 filed February 17, 2023, Amendment No. 23 filed March 22, 2023, Amendment No. 24 filed April 12, 2023, Amendment No. 25 filed August 24, 2023, Amendment No. 26 filed November 1, 2023, Amendment No. 27 filed November 16, 2023 and Amendment No. 28 filed December 13, 2023, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company, Juvenescence US Corp., a Delaware corporation and JuvVentures (UK) Limited, a company incorporated in the United Kingdom (each a “Reporting Person” and collectively as the “Reporting Persons”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2.	Identity and Background.

Item 2 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)-(c) This Schedule 13D is being jointly filed by (i) Juvenescence Limited (the “Juvenescence Limited”), a company incorporated in the Isle of Man, (ii) Juvenescence US Corp., a Delaware corporation (the “US Subsidiary”), a wholly owned subsidiary of Juvenescence Limited, and (iii) JuvVentures (UK) Limited, a company incorporated in the United Kingdom (the “UK Subsidiary” and together with the US Subsidiary, the “Subsidiaries”).

Juvenescence Limited and the Subsidiaries are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The address of the business office of each of the Reporting Persons is c/o Juvenescence Limited, 1st Floor, Viking House, St Pauls Square, Ramsey, Isle of Man, IM8 1GB.

The principal business of each of the Reporting Persons is a biopharmaceutical company focused on the discovery and development of therapeutics for ageing and age-related diseases.

Set forth on Schedule A, and incorporated herein by reference, is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons as of the date hereof.

(d)       Neither the Reporting Persons nor, to either of its knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       Neither the Reporting Persons nor, to either of its knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship of each person named on Schedule A attached hereto is set forth on such schedule.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Persons beneficially owns an aggregate of 86,925,820 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly by JuvVentures (UK) Limited, (ii) 572,417 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iii) 10,357,086 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note (as defined below), (iv) 29,388,888 shares of Common Stock held directly by JuvVentures (UK) Limited that may be issued upon conversion of 211,600 shares of Series A Preferred Stock, (v) 20,611,111 shares of Common Stock held directly by JuvVentures (UK) Limited that may be issued upon conversion of 148,400 shares of Series B Preferred Stock and (vi) 9,548,818 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on January 2, 2024. This aggregate amount represents approximately 80.2% of the Issuer’s outstanding common stock, based upon 37,951,261 shares outstanding as of November 6, 2023, as reported on the Issuer’s Annual Report filed on Form 10-Q on November 14, 2023, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the A&R Secured Note and the Spring 2023 Note (and assuming the Amendment Caps do not apply).

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)     Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On December 21, 2023, Juvenescence US Corp. transferred 16,447,500 shares of the Issuer’s Common Stock to JuvVentures (UK) Limited.

On December 31, 2023, Juvenescence US Corp. transferred 211,600 shares of the Issuer’s Series A Preferred Stock and 148,400 shares of the Issuer’s Series B Preferred Stock to JuvVentures (UK) Limited.

On January 3, 2024, the Reporting Person funded additional advances to the Issuer each in the principal amount of $500,000.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 9, 2024

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	Executive Chairman

Date: January 9, 2024

JuvVentures (UK) Limited

By:	/s/ David Gill
Name:	David Gill
Title:	Director

Schedule A

Set forth below is the name, the principal occupation or employment, the name and principal business address of the corporation or other organization through which such employment is conducted, and the citizenship of each director and executive officer of the Reporting Person.

Name and Position	Principal Occupation or Employment	Principal Business Address	Citizenship

Gregory Bailey Director of Juvenescence Ltd.	Executive Chairman, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Canada
James Mellon Director of Juvenescence Ltd.	Deputy Chairman, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Great Britain
Declan Doogan Director of Juvenescence Ltd.	Director, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	United Kingdom & United States
Richard Marshall Chief Executive Officer of Juvenescence Ltd.	Chief Executive Officer, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Great Britain
Denham Eke Director of Juvenescence Ltd.	Managing Director, Burnbrae Group	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	Great Britain
David Gill Chief Financial Officer of Juvenescence Ltd. Director of JuvVentures (UK) Limited	CFO, Juvenescence Ltd	c/o Juvenescence Limited 1st Floor, Viking House St Pauls Square, Ramsey Isle of Man, IM8 1GB	United Kingdom